SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. __)*

NEW CONCEPT ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

643611-10-6
(CUSIP Number)

February 27, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
____________________

*         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 643611-10-6	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Albert Speisman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 82,701 (Roth Retirement Accts.: Albert Speisman) 14,625 Albert Speisman as Trustee for Roth Retirement Acct. fbo Joyce E. Speisman)
	6	SHARED VOTING POWER 15,000 (Joint Tenancy Acct.: Albert & Joyce E. Speisman)
	7	SOLE DISPOSITIVE POWER 82,701 (Roth Retirement Accts.: Albert Speisman)
	8	SHARED DISPOSITIVE POWER 15,000 (Joint Tenancy Acct.: Albert & Joyce E. Speisman) 14,625 Albert Speisman as Trustee for Roth Retirement Acct. fbo Joyce E. Speisman)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,326
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.77%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 643611-10-6	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

New Concept Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1603 LBJ Freeway, Suite 300
Dallas, Texas 75234

Item 2.	(a)	Name of Person Filing:

Albert Speisman

(b)	Address of Principal Business Office or, if None, Residence:

P.O. Box 1878
Highland Park, IL. 60035

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

643611-10-6

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 643611-10-6	13G	Page 4 of 5 Pages

Item 4.	Ownership.

			Albert Speisman
(a)	Amount beneficially owned:		112,326
(b)	Percent of class:		5.77%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	97,326
	(ii)	Shared power to vote or to direct the vote:	15,000
	(iii)	Sole power to dispose or to direct the disposition of:	82,701
	(iv)	Shared power to dispose or to direct the disposition of:	29,625

(a)(b)	As of February 27, 2015, Mr. Albert Speisman may be deemed to beneficially own 112,326 shares or 5.77% of the Issuer’s shares as follows: (i) 82,701 shares owned directly by Albert Speisman (Roth Retirement Accounts); (ii) 15,000 shares owned by Albert Speisman & Joyce E. Speisman in Joint Tenancy with rights of Survivorship; (iii) 14,625 shares with Albert Speisman as Trustee, Roth Retirement Account for the benefit of Joyce E. Speisman. Joyce E. Speisman is Albert Speisman’s wife.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 643611-10-6	13G	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Albert Speisman
Name:	Albert Speisman

Date: March 5, 2015 Highland Park, IL.